Announcement to the Market Related-Party Transaction Itaú Unibanco Holding S.A. (the “Company”), in compliance with the provisions in Annex F to CVM Resolution No. 80/22, announces to its stockholders and the market in general the following related-party transaction: Parties: Itaú Unibanco S.A. (“Itaú Unibanco”) and Dexco S.A. (“Dexco”). Relationship with the Company: Itaú Unibanco is a wholly owned subsidiary of the Company; and the Company and Dexco are under the common control of Itaúsa S.A. Subject matter and main terms and conditions of the transaction: minority equity investment carried out by Itaú Unibanco in a special purpose entity (SPE) incorporated and indirectly controlled by Dexco, through a capital increase in the amount of BRL 200,000,770.56 (two hundred million, seven hundred seventy reais and fifty-six centavos). Itaú Unibanco will hold 100% of the preferred shares to be issued by the SPE, whose activities include the operation, exploitation and commercialization of forestry assets and leasing arrangements. A Shareholders’ Agreement was executed, setting forth rules governing the exercise of voting rights and the transfer of shares issued by the SPE. Detailed justification of the reasons why the Company’s management considers that the transaction was carried out under commutative conditions or provides for proper compensation: the value of the forestry assets and of the equity interest represented by preferred shares held by Itaú Unibanco was determined based on an independent valuation report issued by a third party. In addition, the equity investment was submitted to review by Itaú Unibanco’s senior committees, in accordance with its governance approval standards applicable to this type of transaction, whether involving related parties or not, and following market conditions commonly practiced with clients and partners with a similar profile. Finally, the transaction was approved by the Company’s Related Parties Committee, composed exclusively of independent members. Any participation of the counterparty, its partners or management members in the Company’s decision-making process with respect to the transaction or negotiation of the transaction as representatives of the Company, describing this participation: Not applicable. São Paulo (SP), January 09, 2026. Gustavo Lopes Rodrigues Investor Relations Officer